Exhibit 99.1

LightInTheBox Reports Fourth Quarter and Full Year 2024 Financial Results

SINGAPORE, March 25, 2025 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) ("LightInTheBox" or the "Company"), a global specialty retailer focusing on proprietary apparel brands and design-driven collections tailored to evolving consumer preferences, today announced its unaudited and unreviewed financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Financial Highlights:

•	Total Revenues were $58 million, a 57% decrease year over year, primarily due to the Company's strategic focus on margin preservation rather than market share in a highly competitive e-commerce environment.

•	Gross Profit was $34 million, compared with $75 million in the same quarter last year.

•	Gross Margin improved to 59% from 56% in the same quarter last year, driven by the Company’s higher-margin proprietary product lines.

•	Operating Expenses declined by 59% year over year to $33 million, mainly attributable to reduced revenue along with effective cost management and operational efficiency enhancements.

o	Fulfillment Expenses decreased by 50% year over year to $4 million.

o	Selling and Marketing Expenses declined by 65% year over year to $23 million, while ROI improved with the Company’s efficient marketing of new product lines.

o	General and Administrative Expenses decreased by 8% year over year to $6 million. Of this total, Research and Development expenses were $4 million, underscoring the Company's commitment to innovation and product differentiation.

•	Net Income reached $0.5 million, compared with a net loss of $4.3 million in the same quarter last year, marking sustained profitability amidst industry challenges.

•	Adjusted EBITDA was an income of $1.0 million, compared with a loss of $3.3 million in the same quarter last year.

Full Year 2024 Financial Highlights:

•	Total Revenues were $255 million, a 59% decrease year over year, primarily due to the Company’s pivot to margin preservation rather than market share in a highly competitive e-commerce environment.

•	Gross Profit was $153 million, compared with $360 million in 2023.

•	Gross Margin improved to 60% from 57% in 2023, driven by the successful introduction of higher-margin proprietary product lines.

•	Operating Expenses declined by 58% year over year to $156 million, mainly attributable to reduced revenue along with effective cost management and operational efficiency enhancements.

o	Fulfillment Expenses decreased by 46% year over year to $19 million.

o	Selling and Marketing Expenses declined by 63% year over year to $112 million, while ROI improved with the Company’s efficient marketing of new product lines.

o	General and Administrative Expenses decreased by 24% year over year to $26 million. Of this total, Research and Development expenses were $16 million, underscoring the Company's commitment to innovation and product differentiation.

•	Net loss narrowed to $2.5 million, compared with $9.6 million in 2023.

•	Adjusted EBITDA was a loss of $0.1 million, compared with a loss of $6.3 million in 2023.

CEO Commentary:

Jian He, CEO of LightInTheBox, stated, “2024 was a year of transformation for LITB, as we strategically prioritized profitability over growth and transitioned from e-commerce retail into brand-focused apparel design with the launch of our new brands. Through strong strategic execution, we enhanced our margins and overall profitability amid an intensely competitive market.

“Looking ahead to 2025, we remain committed to maximizing operational efficiency to safeguard our profitability. At the same time, we will strategically allocate resources to our new brands, strengthening our design capabilities, expanding distribution channels, and boosting brand awareness to deepen customer loyalty, driving our long-term sustainable growth.

“So far, we have seen our new brands outperform our e-commerce business in both gross margin and customer repurchase rates, withstanding fierce market competition. Additionally, these new brands have received multiple invitations to expand into physical retail stores, demonstrating our products’ strong appeal in both design and pricing.

“We are excited about our new brands’ growth potential and firmly believe that this strategic transformation will help us navigate the highly competitive market and uncertain economic environment. By strengthening our business operations and improving profitability, we aim to create greater value for our shareholders,” Mr He concluded.

Apparel Brands Business Update

Brand Matrix Strategy

In light of 2024’s intense market competition and overall economic uncertainty, the Company has adopted a brand matrix strategy, launching two apparel brands in quick succession to cover different market segments, expand market share, and enhance the Company’s risk resistance. Through multi-brand operations, the Company can meet diverse consumer needs, increase customer retention, and maximize brand value.

The first brand is Ador, a women's fashion brand targeting women aged 35-55. The second is a golf apparel brand focusing on female golfers aged 35 and above. With overlapping target audiences, the two brands will share similar customer profiles, such as body characteristics, family structure and income level, creating business synergies and driving efficiency across product design, photography style, marketing channels, pricing strategies and more.

Building on this experience, the Company may launch another new brand this year in apparel to further strengthen our brand matrix. We intend to leverage the infrastructure we established in 2024, such as design studios, photography capabilities, and supply chain resources, to more efficiently develop and launch new brands going forward.

About LightInTheBox Holding Co., Ltd.:

LightInTheBox is a global specialty retail company, providing a diverse range of affordable lifestyle products directly to consumers worldwide since 2007. In 2024, the Company shifted its focus to apparel design and launched its first proprietary brand, Ador.com, to meet the growing global demand for accessible higher-end fashion. Ador.com specializes in designer-quality clothing for women aged 35-55 at competitive prices and operates design studios and sample shops in both the U.S. and China, including a boutique and design studio in Campbell, California. Additionally, LightInTheBox offers a comprehensive suite of services to e-commerce companies, including advertising, supply chain management, payment processing, order fulfillment, and shipping and delivery solutions.

For more information, please visit https://ir.ador.com.

Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses a non-GAAP measure, Adjusted EBITDA, as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's non-GAAP financial measure excludes share-based compensation expenses, depreciation and amortization expenses, interest income, interest expenses and income tax expense.

The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measure helps identify underlying trends in its business. The Company also believes that the non-GAAP financial measure could provide further information about the Company's results of operations and enhance the overall understanding of the Company's past performance and future prospects.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. The Company's non-GAAP financial measure does not reflect all items of income and expenses that affect the Company's operations and does not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for the limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company's financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned "Unaudited and Unreviewed Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Safe Harbor Statement:

This press release contains forward-looking statements that involve risks and uncertainties. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets" and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox's strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox's goals and strategies; LightInTheBox's future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox's ability to attract customers and further enhance customer experience and product offerings; LightInTheBox's ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox's expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@ador.com

Jenny Cai

Piacente Financial Communications

Email: ador@tpg-ir.com

Brandi Piacente

Piacente Financial Communications

Tel: +1-212-481-2050

Email: ador@tpg-ir.com

LightInTheBox Holding Co., Ltd.

Unaudited and Unreviewed Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of December 31,
	2023	2024
ASSETS
Current Assets
Cash and cash equivalents	66,425	17,945
Restricted cash	5,279	1,800
Accounts receivable, net of allowance for credit losses	634	976
Inventories	5,767	3,641
Prepayments and other current assets	6,875	2,610
Total current assets	84,980	26,972
Property and equipment, net	2,789	2,185
Intangible assets, net	3,604	2,745
Goodwill	27,393	26,663
Operating lease right-of-use assets	6,559	9,930
Long-term rental deposits	392	806
Long-term investments	-	73
Other non-current assets	592	-
TOTAL ASSETS	126,309	69,374

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Short-term borrowings	-	685
Accounts payable	15,846	10,378
Advance from customers	17,001	8,357
Operating lease liabilities	5,046	4,047
Accrued expenses and other current liabilities	94,622	54,091
Total current liabilities	132,515	77,558

Operating lease liabilities	1,915	4,780
Deferred tax liabilities	154	101
Unrecognized tax benefits	107	107
TOTAL LIABILITIES	134,691	82,546

STOCKHOLDERS’ DEFICIT
Ordinary shares	17	17
Additional paid-in capital	283,137	282,766
Treasury shares	(30,359)	(30,880)
Statutory reserves	-	390
Accumulated other comprehensive loss	(1,856)	(3,265)
Accumulated deficit	(259,321)	(262,200)
TOTAL STOCKHOLDERS’ DEFICIT	(8,382)	(13,172)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	126,309	69,374

LightInTheBox Holding Co., Ltd.

Unaudited and Unreviewed Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2024	2023	2024
Revenues
Product sales	130,905	55,093	617,240	243,700
Services and others	4,651	2,657	12,188	11,587
Total revenues	135,556	57,750	629,428	255,287
Cost of revenues
Product sales	(58,597)	(22,711)	(265,964)	(98,926)
Services and others	(1,574)	(1,122)	(3,532)	(2,869)
Total Cost of revenues	(60,171)	(23,833)	(269,496)	(101,795)
Gross profit	75,385	33,917	359,932	153,492
Operating expenses
Fulfillment	(8,050)	(4,016)	(34,916)	(18,932)
Selling and marketing	(65,785)	(23,135)	(302,694)	(111,919)
General and administrative	(6,758)	(6,189)	(34,078)	(25,735)
Other operating income	353	48	1,361	876
Total operating expenses	(80,240)	(33,292)	(370,327)	(155,710)
(Loss) / income from operations	(4,855)	625	(10,395)	(2,218)
Interest income	116	3	350	90
Interest expense	(1)	-	(4)	-
Other income / (expense), net	466	(220)	499	(400)
Total other income / (expense)	581	(217)	845	(310)
(Loss) / income before income taxes	(4,274)	408	(9,550)	(2,528)
Income tax benefit / (expense)	8	44	(40)	39
Net (loss) / income	(4,266)	452	(9,590)	(2,489)
Net (loss) / income attributable to LightInTheBox Holding Co., Ltd.	(4,266)	452	(9,590)	(2,489)

Weighted average numbers of shares used in calculating net (loss) / income per ordinary share
-Basic	224,236,751	220,658,110	225,940,602	221,126,969
-Diluted	224,236,751	221,012,821	225,940,602	221,126,969

Net (loss) / income per ordinary share
-Basic	(0.02)	0.00	(0.04)	(0.01)
-Diluted	(0.02)	0.00	(0.04)	(0.01)

Net (loss) / income per ADS (12 ordinary shares equal to 1 ADS)
-Basic	(0.23)	0.02	(0.51)	(0.14)
-Diluted	(0.23)	0.02	(0.51)	(0.14)

LightInTheBox Holding Co., Ltd.

Unaudited and Unreviewed Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2024	2023	2024
Net (loss) / income	(4,266)	452	(9,590)	(2,489)
Less: Interest income	116	3	350	90
Interest expense	(1)	-	(4)	-
Income tax benefit / (expense)	8	44	(40)	39
Depreciation and amortization	(756)	(510)	(3,177)	(2,198)
EBITDA	(3,633)	915	(6,719)	(420)
Less: Share-based compensation	(326)	(49)	(415)	(345)
Adjusted EBITDA*	(3,307)	964	(6,304)	(75)

* Adjusted EBITDA represents net (loss) / income before share-based compensation expense, interest income, interest expense, income tax benefit / (expense) and depreciation and amortization expenses.